UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

California First Leasing Corporation

(Name of Subject Company (Issuer))

California First Leasing Corporation

(Name of Filing Person(s) (Issuer))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

130222102

(CUSIP Number of Class of Securities)

Patrick E. Paddon

Chief Executive Officer

California First Leasing Corporation

5000 Birch Street, Suite 500

Newport Beach, CA 92660

(949) 255-0500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With copies to:
Joshua A. Dean, Esq.		S. Leslie Jewett
Jason R. Schendel, Esq.		Chief Financial Officer
Daniel Clausen, Esq.		California First Leasing Corporation
Sheppard, Mullin, Richter & Hampton LLP		5000 Birch Street, Suite 500
650 Town Center Drive, Tenth Floor		Newport Beach, CA 92660
Costa Mesa, CA 92626

November 15, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 15, 2022 (as amended, “Schedule TO”) by California First Leasing Corporation, a California corporation (the “Company”), with respect to its offer to purchase up to 375,000 shares of its common stock, par value $0.01 per share (collectively, the “shares”), at a price of $16.00 per share, net to the seller in cash, less any applicable withholding taxes, and without interest.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase dated November 15, 2022, and the Letter of Transmittal.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On December 20, 2022, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on December 15, 2022. A copy of such press release is filed herewith as Exhibit (a)(1)(F)(ii) and is incorporated herein by reference.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(A)*	Offer to Purchase for Cash, dated November 15, 2022
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E )*	Letter to Clients
(a)(1)(F )*	Press Release, dated November 15, 2022
(a)(1)(F )(i)*	Press Release, announcing the preliminary results of the tender offer
(a)(1)(F )(ii)**	Press Release, announcing the final results of the tender offer
(b)	None
(d)	None
(g)	None
(h)	None
107*	Calculation of Filing Fee Table

*	Previously filed on Schedule TO

**	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

California First Leasing Corporation

By:	/s/ S. Leslie Jewett
Name: S. Leslie Jewett
Title: Chief Financial Officer
Date: December 20, 2022